Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1)
Registration Statements (Form S-8 No. 333-63278, Form S-8 No. 333-125555, Form S-8 No. 333-147263, and Form S-8 No. 333-175066) pertaining to the Amended and Restated 1997 Incentive and Capital Accumulation Plan of Avatar Holdings Inc.; and

(2)	Registration Statement (Form S-3 No. 333-187763) of AV Homes, Inc. and related Prospectus for the registration of $200,000,000 in common stock, preferred stock, and debt securities;

of our reports dated March 17, 2014, with respect to the consolidated financial statements and schedule of AV Homes, Inc. and subsidiaries and the effectiveness of internal control over financial reporting of AV Homes, Inc. and subsidiaries, included in this Annual Report (Form 10-K) of AV Homes, Inc. and subsidiaries for the year ended December 31, 2013.

/s/ Ernst & Young LLP

Phoenix, Arizona
March 17, 2014